

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number **E8174282020-2**
Barbara K. Cegavske Secretary of State State Of Nevada	Filing Number **20200817427**
	Filed On **07/29/2020 16:06:39 PM**
	Number of Pages **4**

Formation - Profit Corporation

☑	NRS 78 - Articles of Incorporation Profit Corporation	☐	NRS 80 - Foreign Corporation	☐	NRS 89 - Articles of Incorporation Professional Corporation

☐ **78A Formation - Close Corporation**
(Name of closed corporation MUST appear in the below heading)

Articles of Formation of _____ **a close corporation (NRS 78A)**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	**ECO ALLIES INC.**

2. Registered Agent for Service of Process: (Check only one box)	☑ Commercial Registered Agent (name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below)

THE CORPORATE PLACE, INC.

Name of Registered Agent **OR** Title of Office or Position with Entity

601 E CHARLESTON BLVD STE 100	**LAS VEGAS**	Nevada	**89104**
Street Address	City		Zip Code
		Nevada	
Mailing Address (If different from street address)	City		Zip Code

2a. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.*

X The Corporate Place, Inc.	**07/29/2020**
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity	**Date**

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)	This corporation is a close corporation operating with a board of directors ☐ Yes **OR** ☑ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) **Michael Hippert**
Name

601 E Charleston Blvd Ste 100	**Las Vegas**	**NV**	**89104**
Address	City	State	Zip Code

2) **Glenn Kirk**
Name

601 E Charleston Blvd Ste 100	**Las Vegas**	**NV**	**89104**
Address	City	State	Zip Code

3) **Steven Williams**
Name

601 E Charleston Blvd Ste 100	**Las Vegas**	**NV**	**89104**
Address	City	State	Zip Code

4) **James Gaspard**
Name

601 E Charleston Blvd Ste 100	**Las Vegas**	**NV**	**89104**
Address	City	State	Zip Code

5) **Max McDade**
Name

601 E Charleston Blvd Ste 100	**Las Vegas**	**NV**	**89104**
Address	City	State	Zip Code

6) Jack Honour

Name

601 E Charleston Blvd Ste 100	Las Vegas	NV	89104
Address	City	State	Zip Code

5. Jurisdiction of Incorporation: (NRS 80 only)	**5a.** Jurisdiction of incorporation:	**5b.** I declare this entity is in good standing in the jurisdiction of its incorporation. ☐



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
       www.nvsilverflume.gov

Formation - profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.	**Yes** ☐

7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	**CLIMATE DECARBONIZATION INDUSTRY**

8. Authorized Shares:
(Number of shares corporation is authorized to issue)

Number of common shares with Par value: 50000000.0   Par value: $ .001

Number of preferred shares with Par value: 0   Par value: $ 0

Number of shares with no par value: **0**

If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80.
Name, Address and Signature of the Incorporator for NRS 78, 78A, and 89. NRS 89 - Each Organizer/Incorporator must be a licensed professional.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

Steven Williams		United States	
Name		Country	
601 E Charleston Blvd Ste 100	Las Vegas	NV	89104
Address	City	State	Zip/Postal Code

X <u>Steven Williams</u>   (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)



Filed in the Office of	Business Number E8174282020-2
Barbara K. Cegavske (signature)	Filing Number 20200817427
Secretary of State State Of Nevada	Filed On 07/29/2020 16:06:39 PM
	Number of Pages 4

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Registered Agent Acceptance/Statement of Change

(PURSUANT TO NRS 77.310, 77.340, 77.350, 77.380)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:
Name of represented entity: ECO ALLIES INC.
Entity or Nevada Business Identification Number (NVID):
(for entities currently on file)

2. Registered Agent Acceptance:
[X] Registered Agent Acceptance

3. Information Being Changed:
Statement of Change takes the following effect: (select only one)
[X] Appoints New Agent (complete section 5)
[ ] Update Represented Entity Acting as Registered Agent (complete sections 5)
[ ] Update Registered Agent Name (complete sections 4 & 5)
[ ] Update Registered Agent Address (complete sections 4 & 5)

4. Registered Agent Information Before the Change: (Non-commercial registered agents **ONLY**)
Name of Registered Agent **OR** Title of Office or Position with Entity
Street Address City Nevada Zip Code
Mailing Address (if different from street address) City Nevada Zip Code

5. Newly Appointed Registered Agent or Registered Agent Information After the Change:
[X] Commercial Registered Agent:(name only below) [ ] Noncommercial Registered Agent (name and address below) [ ] Office or Position with Entity (title or position and address below)
THE CORPORATE PLACE, INC.
Name of Registered Agent **OR** Title of Office or Position within Entity
Street Address City Nevada Zip Code
Mailing Address (if different from street address) City Nevada Zip Code

6. Electronic Notification: (Optional)
Email address for electronic notifications for "Non-Commercial" or "Office or Positions with Entity" registered agents only:

7. Certificate of Acceptance of Appointment of Registered Agent: (Required)
I hereby accept appointment as Registered Agent for the above named Entity.
X *Aubry Bjarnason* (signature) 7/29/2020
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

8. Signature of Represented Entity: (Required)
X
Authorized Signature On Behalf of the Entity Date

FEE: $60.00
This form must be accompanied by appropriate fees.